Exhibit 3.1.3C

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF DESIGNATIONS OF
SERIES C-1 CONVERTIBLE PREFERRED STOCK OF
CATHETER PRECISION, INC.

PURSUANT TO SECTION 242 OF THE
DELAWARE GENERAL CORPORATION LAW

This Certificate of Amendment to the Certificate of Designations of Series C-1 Convertible Preferred Stock (the “Amendment”) is dated as of March 6, 2026.

WHEREAS, the board of directors (the “Board”) of Catheter Precision, Inc., a Delaware corporation (the “Company”), pursuant to the authority granted to it by the Company’s Certificate of Incorporation (the “Certificate of Incorporation”) and Section 151(g) of the Delaware General Corporation Law (the “DGCL”), has previously fixed the rights, preferences, restrictions and other matters relating to a series of the Company’s preferred stock, consisting of 1,783.33 authorized shares of preferred stock, classified as Series C-1 Convertible Preferred Stock (the “Preferred Stock”) and the Certificate of Designations of the Preferred Stock (the “Certificate of Designations”) was initially filed with the Secretary of State of the State of Delaware on February 9, 2026, evidencing such terms;

WHEREAS, pursuant to Section 31(b) of the Certificate of Designations, the Certificate of Designations or any provision thereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the DGCL, of at least a majority of the outstanding Preferred Stock (the “Required Holders”), voting separately as a single class, and with such stockholder approval, if any, as may then be required pursuant to the DGCL and the Certificate of Incorporation;

WHEREAS, the Required Holders pursuant to the Certificate of Designations have consented, in accordance with the DGCL, on March 6, 2026, to this Amendment on the terms set forth herein; and

WHEREAS, the Board has duly adopted resolutions proposing to adopt this Amendment and declaring this Amendment to be advisable and in the best interest of the Company and its stockholders.

NOW, THEREFORE, this Amendment has been duly adopted in accordance with Section 242 of the DGCL and has been executed by a duly authorized officer of the Company as of the date first set forth above to amend the terms of the Certificate of Designations as follows:

1.	Section 2 of the Certificate of Designations is hereby amended and restated to read as follows (emphasis added):

2.

Designation, Amount and Par Value. The series of preferred stock shall be designated as its Series C-1 Convertible Preferred Stock (the “Preferred Stock”) and the number of shares so designated shall be up to 3,687 which shall not be subject to increase without the written consent of the holders (each, a “Holder” and collectively, the “Holders”) of a majority of the then outstanding shares of the Preferred Stock. Each share of Preferred Stock shall have a par value of $0.0001 per share and a stated value equal to $1,000.00 (the “Stated Value”).

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Amendment to be signed by its duly authorized officer this 6th day of March, 2026.

CATHETER PRECISION, INC.

By:	/s/ Philip Anderson
Name:	Phillip Anderson
Title:	Chief Financial Officer